UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HANRYU HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

160, Yeouiseo-ro, Yeongdeungpo-gu

Address of Principal Executive Office (Street and Number)

Seoul, Republic of Korea 07231

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hanryu Holdings, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Q2 2024 Form 10-Q”) by the prescribed due date for the reasons described below.

The Company has recently experienced unanticipated delays in compiling certain information necessary to prepare a complete filing of the Q2 2024 Form 10-Q in a timely manner. The Q2 2024 Form 10-Q could not be filed within the prescribed time period due to the fact that the Company was unable to finalize its financial results without unreasonable expense or effort. The Company is working diligently to complete the Q2 2024 Form 10-Q as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Taehoon Kim	+82	02-2564-8588
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report revenues of approximately $15 for the second quarter of 2024, as compared to revenues of $0.63 million for the same period in 2023. The Registrant expects that it will report a net loss of approximately $0.31 million for the second quarter of 2024, as compared to a net loss of $3.0 million for the same period in 2023. However, these results of operations are still under review and subject to change.

Disclosure Regarding Forward-Looking Statements

Certain statements contained in this Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Forward-looking statements may generally be identified by the use of words such as “will”, “anticipate”, “expect”, “preliminary” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to the Company’s expectations regarding its financial information for the second quarter of 2024, and the Company’s expectations as to the timing of the filing of the Q2 2024 Form 10-Q, which reflect the Company’s expectations based upon currently available information and data. These statements are based on various assumptions, whether or not identified in this Form 12b-25, made by the Company’s management, including but not limited to the completion of the Company’s final closing procedures and audit of the Company’s financial statements for the second quarter of 2024. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. As such, there can be no assurance that such assumptions will prove to be correct and, as a result, actual results may differ materially from expectations expressed in or implied by the forward-looking statements.

The Company assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Form 12b-25.

HANRYU HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2024	By	/s/ Taehoon Kim
Name: Taehoon Kim
Title: Interim Chief Executive Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).